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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 2)/1/

                             Frederick Brewing Co.
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                               (Name of Issuer)

                   Common Stock, par value $.0004 per share
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                        (Title of Class of Securities)

                                  355673-10-4
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                                (CUSSIP Number)

                    Snyder International Brewing Group, LLC
                              1101 Center Street
                             Cleveland, OH 44113

                                with a copy to:

                            Patrick J. Leddy, Esq.
                          Jones, Day, Reavis & Pogue
                              901 Lakeside Avenue
                            Cleveland, Ohio 44114
                                (216) 586-3939
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 4, 2001
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 2 pages)

     ________________________________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall jot be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 amends the Statement on Schedule 13D ("Schedule 13D") filed with the U.S. Securities and Exchange Commission on September 2, 1999 by Snyder International Brewing Group, LLC ("SIBG"), as amended on November 15, 1999.

This Amendment relates to the Common Stock, $.0004 par value per share (the "Company Common Stock"), of Frederick Brewing Co., a Maryland corporation (the "Company"). The principal office of the Company is at 4607 Wedgewood Boulevard, Frederick, Maryland 21703.

ITEM 4. PURPOSE OF TRANSACTION.

Subparts (a) and (b) of Item 4 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) SIBG may acquire additional shares or, upon compliance with applicable securities laws, may dispose of any shares of Company Common Stock currently owned by SIBG at any time in the open market or otherwise. In addition, on January 2, 2001, SIBG delivered a letter to the Board of Directors of the Company proposing a merger of SIBG into the Company, with the Company as the surviving corporation. In the proposed merger, SIBG (or its members) would receive a number of shares of Company Common Stock that will result in SIBG (or its members) owning in the aggregate approximately 95% of the outstanding Company Common Stock after giving effect to the merger. No assurance can be given as to when or if any such transaction involving SIBG and the Company will occur and if it occurs, no assurance can be given as to form or terms of the transaction.

(b) On January 2, 2001, SIBG delivered a letter to the Board of Directors of the Company proposing a merger of SIBG into the Company, with the Company as the surviving corporation. In the proposed merger, SIBG (or its members) would receive a number of shares of Company Common Stock that will result in SIBG (or its members) owning in the aggregate approximately 95% of the outstanding Company Common Stock after giving effect to the merger.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2001

                              SNYDER INTERNATIONAL BREWING GROUP, LLC


                              By: /s/ C. David Snyder
                                  -----------------------------
                                  Name:  C. David Snyder
                                  Title: Chairman and CEO

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